Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 16, 2011

DATE, TIME AND PLACE: On December 16, 2011 at 5:00 p.m. at Avenida das Nações Unidas, 13,301, 1st floor, Argentum room, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Pursuant to sub-item 13.2 of the Bylaws, the Directors have decided, “ad referendum” of the General Shareholders’ Meeting:

a)
to declare interest on capital in the amount of R$0.2880 per share, which shall be paid by April 30, 2012, for account of the mandatory dividend for fiscal year 2011, with retention of 15% withholding tax at source, resulting in net interest of R$0.2448 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption; and

b)
that the credit entry corresponding to this interest shall be made to the company’s account registers on December 29, 2011, on an individualized basis as at the close of the record date of December 26, 2011.

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all. São Paulo (SP), December 16, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and  Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer